Ares Management Corporation
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

November 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:    Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Management Corporation (“Ares”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which was filed with the U.S. Securities and Exchange Commission on November 5, 2021. This disclosure can be found on page 128 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

ARES MANAGEMENT CORPORATION

By:	/s/ Jarrod Phillips
Name:	Jarrod Phillips
Title:	Chief Financial Officer